UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

21 September 2017

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TO:	Regulatory Information Service
RE:	CHAPTER 9 PARAGRAPHS 9.6.3(1) and 9.6.18 OF THE LISTING RULES

 Diageo plc (the "Company") announces that:

1.
in accordance with Listing Rule 9.6.3 (1), copies of the resolutions (other than those resolutions comprising ordinary business) passed by the Company at its Annual General Meeting ('AGM') held on 20 September 2017 have been uploaded to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do

2.	voting on the resolutions put to the Company's AGM was as follows (all the resolutions were passed):

	VOTES FOR	%*	VOTES AGAINST	%*	VOTES WITHHELD**
1) Report and Accounts	1,958,571,162	99.70	5,794,986	0.30	18,441,398
2) Directors' Remuneration Report	1,915,370,899	97.22	54,745,724	2.78	12,690,154
3) Directors' Remuneration Policy	1,905,251,510	96.19	75,507,013	3.81	2,048,247
4) Final Dividend	1,981,742,644	99.99	273,999	0.01	789,981
5) Re-election of PB Bruzelius	1,973,532,772	99.89	2,220,707	0.11	7,053,145
6) Re-election of Lord Davies	1,967,235,676	99.57	8,519,122	0.43	7,051,833
7) Re-election of J Ferrán	1,964,253,132	99.12	17,526,131	0.88	1,027,368
8) Re-election of Ho KwonPing	1,854,107,434	93.98	118,831,276	6.02	9,867,921
9) Re-election of BD Holden	1,979,083,549	99.86	2,755,067	0.14	968,015
10) Re-election of NS Mendelsohn	1,980,445,358	99.94	1,215,260	0.06	1,146,013
11) Re-election of IM Menezes	1,980,941,490	99.96	863,949	0.04	1,001,192
12) Re-election of KA Mikells	1,964,648,715	99.14	17,130,099	0.86	1,027,817
13) Re-election of AJH Stewart	1,979,524,219	99.89	2,258,443	0.11	1,023,969
14) Re-appointment of Auditor	1,965,261,038	99.15	16,784,488	0.85	761,105
15) Remuneration of auditor	1,967,388,727	99.27	14,505,656	0.73	911,971
16) Authority to allot shares	1,954,361,007	98.64	27,040,866	1.36	1,404,750
17) Disapplication of pre-emption rights	1,964,232,954	99.15	16,782,975	0.85	1,787,548
18) Authority to purchase own ordinary shares	1,951,867,737	98.59	27,914,923	1.41	3,023,964
19) Authority to make political donations and/or to incur political expenditure in the EU**	1,919,454,738	97.21	55,181,875	2.79	8,169,288
20) Adoption of Diageo 2017 Share Value Plan**	1,859,608,157	93.87	121,449,532	6.13	1,745,482

J Guttridge
Company Secretarial Assistant

21 September 2017

Notes

*As a percentage of the aggregate of votes For plus votes Against (excluding votes Withheld).

**Resolutions other than those concerning ordinary business.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 21 September 2017	By: /s/John Nicholls
Name: John Nicholls
Title: Deputy Company Secretary